May 28, 2010

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Joseph McCann

                  Division of Corporation Finance

Re:	GigOptix, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed May 12, 2010
File No. 333-164738

Dear Mr. McCann:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 24, 2010 with respect to the Company’s First Amendment to the Registration Statement on Form S-1 (the “Form S-1”). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

Capitalization page 21

1.	Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Response: In response to the Staff’s comment, we have revised the Form S-1 to remove the heading labeled “Cash and cash equivalents” from the capitalization table on page 21.

Where You Can Find More Information, page 61

2.	Please refer to prior comment 1. We note your response to our comment and revisions to the registration statement to incorporate by reference your Form 10-K for the fiscal-year ended December 31, 2009 and Form 10-Q for the fiscal-quarter ended April 4, 2010. We also note that you have revised the registration statement to remove all of the Selected Financial Data and Pro Forma financial information related to the ChipX transaction. Since the acquisition of ChipX was consummated in November of your most recent fiscal year, tell us why you have not provided a pro forma statement of income for fiscal 2009 in the filing that reflects the combined operations of the entities for the entire fiscal year (refer to Rule 8-05 of Regulation S-X) or revise the filing to include the referenced pro forma statement of operations for the fiscal-year ended December 21, 2009.

Response: In response to the Staff’s comment, on May 28, 2010, we filed a Current Report on Form 8-K with the Securities and Exchange Commission that presents the unaudited pro forma condensed combined statement of operations for GigOptix and ChipX for the year ended December 31, 2009. We have incorporated by reference this Form 8-K into the amendment to the Form S-1.

3.	Please ensure that you have resolved all comments on your annual report on Form 10-K and related Exchange Act reports prior to requesting acceleration of this registration Statement.

Response: We acknowledge the Staff’s comment and intend to resolve any comments on the Form 10-K and related Exchange Act reports prior to requesting acceleration of the Form S-1.

4.	We note that you have submitted an application for confidential treatment of portions of Exhibit 10.46 that was filed with the Form 10-K/A on April 30, 2010. Please ensure any comments on that application have been resolved prior to requesting acceleration of this registration statement.

Response: We acknowledge the Staff’s comment and intend to resolve any comments on the confidential treatment request application before requesting acceleration of the Form S-1.

In connection with the above responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact our counsel, Jeffrey Selman, by telephone at (650)320-7722 or by fax at (866)438-3891 should you have any questions or comments.

Sincerely,

/s/ Ronald K. Shelton
Ronald K. Shelton
Chief Financial Officer and Senior Vice President

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